Exhibit 99.1

For Immediate Release

Company name: DAIICHI SANKYO COMPANY, LIMITED

Representative: Takashi Shoda, President and Representative Director

(Code no.: 4568, First Section, Tokyo, Osaka and Nagoya Stock Exchanges)

Please address inquiries to Toshio Takahashi, Corporate Officer in Charge,

Corporate Communications Department

Telephone: +81-3-6225-1126

Stock Transfer of F.P. Processing Co., Ltd., a Subsidiary of Sankyo

Tokyo, January 6, 2006 – DAIICHI SANKYO COMPANY, LIMITED announced today that its wholly owned subsidiary Sankyo Co., Ltd. (President: Yasuhiro Ikegami; hereafter, Sankyo) and Meiwa Pax Co., Ltd. (President: Yasutoshi Masuda; hereafter, Meiwa Pax) together with Meiwa Kosan, Inc. (President: Yasutoshi Masuda; hereafter, Meiwa Kosan) have signed an agreement to transfer the stock of F.P. Processing Co., Ltd., Inc. (President: Tsuyoshi Nobori; hereafter, F.P.), a subsidiary of Sankyo. The stock transfer is scheduled for January 13, 2006.

F.P. manufactures and sells a wide array of coated and laminated products including plastic film and sheets, metal foil, unwoven fabrics and paper. The company has maintained steady growth.

At a later date, Meiwa Kosan will receive all of the Sankyo-held stock of F.P., and F.P. will then become a wholly owned subsidiary of Meiwa Kosan, expanding its business as a member of the Meiwa Pax Group. The DAIICHI SANKYO GROUP plans to make independent all of its non-pharmaceutical businesses by the end of March 2007 and will continue to concentrate its pharmaceutical businesses.

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Corporate Profile of F.P. Processing Co., Ltd.

Headquarters: Osaka City, Ikuno Ward

Established: July 1939

President: Tsuyoshi Nobori

Capital: ¥30 million (Wholly owned subsidiary of Sankyo)

Net Sales: ¥2.482 billion; Operating profit: ¥128 million (as of March 2005)

Employees: 47

Core businesses: Manufacturing and marketing of a wide array of coated and laminated products including plastic film and sheets, metal foil, unwoven fabrics and paper.

Corporate Profile of Meiwa Pax Co., Ltd.

Headquarters: Osaka Prefecture, Kashiwabara City

Established: October 1966

President: Yasutoshi Masuda

Capital: ¥350 million

Net Sales: Approx. ¥25.5 billion (Group-wide sales)

Employees: 725

Core businesses: Manufacturing and marketing of laminated resin film-based packaging materials primarily for food products.

Corporate Profile of Meiwa Kosan, Inc.

Headquarters: Osaka Prefecture, Kashiwabara City

Established: March 18, 2002

President: Yasutoshi Masuda

Capital: ¥10 million

Net Sales: ¥32.4 million

Employees: 3

Core businesses: Property management and management consulting.